Exhibit 99.3

MERGER PROPOSAL

between

CureVac Merger B.V.
as New Topco

and

CureVac N.V.
as CureVac

22 October 2025

MERGER PROPOSAL

THE UNDERSIGNED

Alexander Zehnder,

acting as the managing director (bestuurder) of CureVac Merger B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands (address: Friedrich-Miescher-Strasse 15, 72076 Tübingen, Federal Republic of Germany, trade register number: 97691682) (“New Topco”).

-	Malte Betram Greune,
-	Myriam Mendila,
-	Alexander Zehnder,
-	Thaminda Ramanayake,
-	Axel Sven Malkomes,

acting as the managing directors (bestuurders) of CureVac N.V., a public limited liability company (naamloze vennootschap), having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands (address: Friedrich-Miescher-Strasse 15, 72076 Tübingen, Federal Republic of Germany, trade register number: 77798031) (“CureVac”).

-	Baron Jean Raymond Ghislain Stéphenne,
-	Mathias Peter Hothum,
-	Craig Allen Tooman,
-	Klaus Christian Schollmeier ,
-	Debra Stephanie Barker,
-	Michael Brosnan,
-	Birgit Hofmann,
-	Mehdi Shahidi,

acting as the supervisory directors (commissarissen) of CureVac.

New Topco and CureVac are hereinafter collectively referred to as the “Merging Companies”.

RECITALS

A.	Pursuant to and in accordance with the terms of a Purchase Agreement entered into among BioNTech SE, a European stock corporation (Societas Europaea) organized under the laws of Germany and the European Union, as the buyer (“Buyer”) and CureVac as the company, dated 12 June 2025 (as may be amended from time to time and including the annexes, exhibits, appendices and schedules thereto, the “Purchase Agreement”)[1], among other matters, (i) Buyer has agreed to make a tender offer (the “Offer”) to purchase all of the issued and outstanding ordinary shares in the capital of CureVac, with a nominal value of €0.12 each (“CureVac Shares”) in exchange for a number of American Depositary Shares of Buyer, each representing one share in the Buyer with a notional amount of €1.00 (a “Buyer ADS”), equal to the exchange ratio agreed in the Purchase Agreement, per CureVac Share, without interest (the “Offer Consideration”) and (ii) Buyer has agreed to provide a subsequent offering period with respect to such tender offer (the “Subsequent Offering Period”).

1 The Purchase Agreement is available at www.sec.gov.

B.	As promptly as practicable following the closing of the Subsequent Offering Period, Buyer shall effectuate, or cause to be effectuated (in which case CureVac and its subsidiaries, including New Topco, shall effectuate) a corporate reorganization of CureVac and its subsidiaries (the “Post-Offer Reorganization”), consisting of the Legal Downstream Merger, the Post-Downstream Merger Share Sale and the Cancellation (all as defined below), in that order, provided that each step of such Post-Offer Reorganization is permitted under applicable law (including Sections 2:316(4) and 2:318(1) of the Dutch Civil Code (the “DCC”)). The Post-Offer Reorganization shall be subject to the conditions set forth in the Purchase Agreement and if these conditions are met, several steps shall be taken, including the following steps in the following order: (i) the legal merger contemplated by this merger proposal (the “Legal Downstream Merger”), which shall become effective as of 0:00 (local time in the Netherlands) on the day after the date on which the deed of merger to effect the Legal Downstream Merger is executed (the “Merger Effective Time”), (ii) New Topco shall sell all outstanding shares in the capital of CureVac SE to Buyer against payment of consideration by Buyer with a value equal to the excess of (1) the aggregate Offer Consideration for all CureVac Shares over (2) the amount of cash and cash equivalents of CureVac, including any receivables, and any other assets net of any liabilities of CureVac, provided that such consideration shall be payable by Buyer in the form of (A) Buyer ADSs to enable New Topco to distribute to each holder of class A shares in the capital of New Topco (“New Topco A Shares”), pursuant to the Cancellation (as defined below) determined as of 00:30 (local time in the Netherlands) on the date the Legal Downstream Merger becomes effective (the “Cancellation Effective Time”) a number of Buyer ADS and an aggregate cash amount (as compensation for entitlements to fractional Buyer ADSs), determined in accordance with the Purchase Agreement (the “Cancellation Proceeds”) and (B) a loan note with a principal amount equal in value to the remaining part of the consideration payable by Buyer with respect to the outstanding shares in the capital of CureVac SE (the “Post-Downstream Merger Share Sale”) and (iii) the subsequent cancellation of all then-issued and outstanding New Topco A Shares, effective as of the Cancellation Effective Time, against repayment in kind consisting of the Cancellation Proceeds (without interest and subject to applicable tax withholding) (the “Cancellation”), in each case on the terms and subject to the conditions set forth in the Purchase Agreement. Buyer shall cause to be effectuated the election by New Topco to be disregarded as an entity separate from Buyer for U.S. federal income tax purposes (the “New Topco U.S. Tax Election”) as of the day following the completion of the Cancellation.

C.	The Legal Downstream Merger, if effected as contemplated by and on the terms and subject to the conditions set forth in the Purchase Agreement and this merger proposal, shall be a legal merger within the meaning of Section 2:309 of the DCC pursuant to which (i) CureVac, as the disappearing company, will merge with and into New Topco, as the surviving company, (ii) all assets and liabilities of CureVac shall transfer to New Topco by operation of law under universal succession of title, (iii) New Topco shall allot class B shares in its capital (“New Topco B Shares”) to Buyer for each CureVac Share held by Buyer immediately prior to the Merger Effective Time in accordance with the exchange ratio set out in article 12 of this merger proposal (the “Merger Exchange Ratio”), (iv) New Topco shall allot New Topco A Shares to the other holders of CureVac Shares immediately prior to the Merger Effective Time in accordance with the Merger Exchange Ratio and (v) as a consequence of the foregoing, immediately following completion of the Legal Downstream Merger, each holder of CureVac Shares will come to hold a number of New Topco A Shares or New Topco B Shares (collectively, the “New Topco Shares”), as applicable, equal to the number of CureVac Shares held by such holder of CureVac Shares immediately prior to the Merger Effective Time.

D.	None of the Merging Companies has been dissolved, has been declared bankrupt or has been granted a suspension of payments.

E.	No works council has been established or is in the process of being established which would be entitled to render advice in respect of the Legal Downstream Merger.

MERGER PROPOSAL

Merger proposal
Article 1

It is proposed that the Merging Companies enter into the Legal Downstream Merger in accordance with the terms stipulated by this merger proposal.

Articles of association
Article 2

New Topco’s articles of association currently read as reflected in Annex A and shall not be amended in connection with the Legal Downstream Merger. This Annex constitutes an integral part of this merger proposal.

Equivalent rights or compensation
Article 3

3.1	At the Merger Effective Time, there will be no special rights vis-à-vis CureVac, such as a right to profit distributions or rights to subscribe for shares held by any party other than as shareholder of CureVac.

3.2	No party is entitled pursuant to Section 2:320 of the DCC to receive an equivalent right in New Topco or compensation for the loss of such right.

No benefits conferred
Article 4

No benefits shall be conferred in connection with the Legal Downstream Merger on managing directors or supervisory directors of the Merging Companies or on other parties involved in the Legal Downstream Merger, provided that the managing directors and supervisory directors of the Merging Companies may (continue to) be granted compensation for their services and provided, further, that CureVac’s advisors are paid fees for their services rendered in connection with the preparation, negotiation, finalization and implementation of the Purchase Agreement and the transactions contemplated thereby, including the Legal Downstream Merger.

Proposed composition of boards
Article 5

At the Merger Effective Time, the composition of New Topco’s management board is intended to be as follows:

-	Sierk Poetting;
-	Ramón Zapata Gomez;
-	Malte Betram Greune (subject to potential resignation prior to the Merger Effective Time);
-	Thaminda Ramanayake (subject to potential resignation prior to the Merger Effective Time);
-	Myriam Mendila (subject to potential resignation prior to the Merger Effective Time);
-	Alexander Zehnder (subject to potential resignation prior to the Merger Effective Time); and
-	Axel Sven Malkomes (subject to potential resignation prior to the Merger Effective Time).

Financial information
Article 6

The financial information pertaining to CureVac shall be incorporated in the annual accounts or other financial reporting of New Topco as of the first day of the financial year of New Topco during which the Legal Downstream Merger becomes effective.

Measures in connection with share ownership

Article 7

7.1	Pursuant to the Legal Downstream Merger, New Topco shall allot (i) New Topco A Shares to the holders of CureVac Shares other than Buyer for each CureVac Share held by them immediately prior to the Merger Effective Time and (ii) New Topco B Shares to Buyer for each CureVac Share held by Buyer immediately prior to the Merger Effective Time, in each case accordance with the Merger Exchange Ratio.

7.2	The New Topco Shares to be allotted pursuant to the Legal Downstream Merger shall be included in the register kept by New Topco’s transfer agent and registrar for further credit to the respective (former) shareholders of CureVac entitled to such New Topco Shares. The allotment of New Topco Shares pursuant to the Legal Downstream Merger shall be recorded in New Topco’s shareholders’ register and with the Dutch trade register.

7.3	The New Topco Shares shall not be admitted for trading on any stock exchange at the Merger Effective Time. Holders of New Topco Shares shall only be able to transfer their New Topco Shares in accordance with Dutch law and pursuant to the execution of a notarial deed executed before a civil law notary officiating in the Netherlands.

7.4	If and to the extent that any rights of pledge or usufruct vest on CureVac Shares immediately prior to the Merger Effective Time, those rights shall pass by operation of law under universal succession of title, to the extent allowed under applicable law, to the New Topco Shares allotted pursuant to the Legal Downstream Merger in exchange for those CureVac Shares.

7.5	Subject to the Post-Downstream Merger Share Sale having been consummated, effective as of the Cancellation Effective Time, each then-issued and outstanding New Topco A Share shall be cancelled against repayment in kind consisting of the Cancellation Proceeds (without interest and subject to applicable tax withholding).

Activities
Article 8

Until the Merger Effective Time, New Topco will not have any activities, and New Topco does not intend to discontinue any activities of CureVac which CureVac has immediately before the Merger Effective Time.

Approval
Article 9

Under CureVac’s current articles of association, a resolution of the CureVac’s general meeting to enter into the Legal Downstream Merger requires a proposal to that effect by CureVac’s management board which, in turn, is subject to the approval of CureVac's supervisory board. Such proposal is made by CureVac’s management board, and such proposal is approved by CureVac's supervisory board, as a result of all CureVac’s managing directors and supervisory directors signing this merger proposal.

Impact on goodwill and distributable reserves
Article 10

10.1	There will be no impact of the Legal Downstream Merger on New Topco’s goodwill.

10.2	New Topco’s distributable reserves shall increase with an amount equal to the value for which CureVac’s assets and liabilities will be incorporated in the annual accounts or other financial reporting of New Topco, plus the nominal amount of the single New Topco Share held by CureVac that will be cancelled pursuant to the Legal Downstream Merger, less (i) any increase pursuant to the Legal Downstream Merger of the statutory reserves that must be kept by New Topco pursuant to Dutch law and (ii) the aggregate nominal amount of the New Topco Shares to be allotted pursuant to the Legal Downstream Merger in accordance with the Merger Exchange Ratio.

Shares without voting rights or profit entitlement
Article 11

None of the Merging Companies has issued non-voting shares or shares without profit entitlement. Consequently, the Legal Downstream Merger shall have no impact on the holders of those types of shares and no compensation can be requested pursuant to Section 2:330a of the DCC.

Exchange ratio
Article 12

For each CureVac Share not held by or for the account of any of the Merging Companies immediately before the Merger Effective Time, New Topco shall allot one New Topco Share to the holder of such CureVac Share, in the manner described in Article 7.1 of this merger proposal (i.e., in a 1:1 exchange ratio).

Profit entitlement in New Topco
Article 13

Each New Topco Share to be allotted pursuant to the Legal Downstream Merger shall entitle the holder thereof to share in New Topco’s profits as from the Merger Effective Time in accordance with the provisions of New Topco’s articles of association set out in Annex A, subject to the Cancellation.

Cancellation of shares
Article 14

The single New Topco Share held by CureVac immediately prior to the Merger Effective Time shall be cancelled at the Merger Effective Time pursuant Section 2:325(3) of the DCC, notwithstanding the Cancellation.

U.S. tax treatment
Article 15

For U.S. federal income tax purposes, the Merging Companies intend for the Offer, taken together with the Legal Downstream Merger, the Post-Downstream Merger Share Sale, the Cancellation and the New Topco U.S. Tax Election, to qualify as one or more “reorganizations” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the U.S. Treasury regulations promulgated under the Code (the “Treasury Regulations”), and the Purchase Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations.

(signature page follows)

Signature page to the merger proposal of New Topco and CureVac (1/2)

Management board of New Topco

A. Zehnder

Management board of CureVac

Name : A. Zehnder	Name : T. Ramanayake
Title : CEO	Title : CBO

Name : M. Mendila	Name : M.B. Greune
Title : CSO and CDO	Title : COO

Name : A.S. Malkomes
Title : CFO

For approval by the supervisory board of CureVac

Name : Baron J.R.G. Stéphenne	Name : M.P. Hothum
Title : Supervisory Board Member	Title : Supervisory Board Member

Name : C.A. Tooman	Name : B. Hofmann
Title : Supervisory Board Member	Title : Supervisory Board Member

Signature page to the merger proposal of New Topco and CureVac (2/2)

Name : K.C. Schollmeier	Name : D.S. Barker
Title : Supervisory Board Member	Title : Supervisory Board Member

Name : M. Brosnan	Name : M. Shahidi
Title : Supervisory Board Member	Title : Supervisory Board Member